Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: July 15, 2008

FRONTIER PACIFIC MINING CORPORATION

NEWS RELEASE

TSX-V: FRP	July 14, 2008

FINAL DAY FOR TRADING OF FRONTIER PACIFIC COMMON SHARES WILL BE
JULY 15, 2008

VANCOUVER, BC: Frontier Pacific Mining Corporation (“Frontier”) announces that July 15, 2008 will be the final day for trading of its common shares on the TSX Venture Exchange. Shareholders are reminded that July 15, 2008 is also the expiry date of the offer (“Offer”) by Eldorado Gold Corporation (“Eldorado”) for all of the outstanding common shares of Frontier. Thereafter, as the Offer has already been accepted by the holders of more than 90% of the common shares of Frontier, Eldorado is exercising its right to acquire the remaining common shares of Frontier pursuant to a compulsory acquisition under the British Columbia Business Corporations Act, as described in its bid circular. Eldorado has stated that it expects to complete the compulsory acquisition within the next 90 days.

The price of Eldorado’s Offer is 0.1220 Eldorado common shares, Cdn. $0.0001 in cash and one exchange receipt for each common share of Frontier. Subject to the terms of an exchange receipt indenture, each exchange receipt entitles its holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council accepting the Environmental Terms of Reference drafted by the Ministry of Environment in respect of Frontier’s Perama Hill project.

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

ON BEHALF OF

FRONTIER PACIFIC MINING CORPORATION

“Paul N. Wright”

Paul N. Wright,

President & Chief Executive Officer

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

This news release may contain forward-looking statements that are based on Frontier expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and Frontier undertakes no obligation to update them publicly or to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Contact:

Nancy Woo, Manager, Investor Relations

Phone: 604.601.6650 or 1.888.353.8166

Fax: 604.687.4026

Email: nancyw@eldoradogold.com